UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Ivanhoe Mines Ltd.
(Name of Issuer)
Common Shares, No Par Value
(Title of Class of Securities)
46579N
(CUSIP Number)
31 December 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	46579N

1.	NAMES OF REPORTING PERSONS Robert Martin Friedland

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) N/A
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION:

	American and Canadian

	5.	SOLE VOTING POWER:

NUMBER OF		101,360,739

SHARES	6.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		101,360,739

WITH:	8.	SHARED DISPOSITIVE POWER:

		0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	101,360,739

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:

	N/A

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

	15.5%

12.	TYPE OF REPORTING PERSON:

	IN

CUSIP No.	46579N

1.	NAMES OF REPORTING PERSONS Newstar Holdings SRL

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) N/A
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Barbados

	5.	SOLE VOTING POWER:

NUMBER OF		78,578,318

SHARES	6.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		78,578,318

WITH:	8.	SHARED DISPOSITIVE POWER:

		0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	78,578,318

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:

	N/A

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

	12.0%

12.	TYPE OF REPORTING PERSON:

	OO

CUSIP No.	46579N

1.	NAMES OF REPORTING PERSONS Newstar Securities SRL

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) N/A
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Barbados

	5.	SOLE VOTING POWER:

NUMBER OF		78,578,318

SHARES	6.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		78,578,318

WITH:	8.	SHARED DISPOSITIVE POWER:

		0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	78,578,318

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:

	N/A

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

	12.0%

12.	TYPE OF REPORTING PERSON:

	OO

CUSIP No.	46579N

1.	NAMES OF REPORTING PERSONS Australian Bulk Minerals SRL

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) N/A
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Barbados

	5.	SOLE VOTING POWER:

NUMBER OF		41,689,603

SHARES	6.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		41,689,603

WITH:	8.	SHARED DISPOSITIVE POWER:

		0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	41,689,603

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:

	N/A

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

	6.4%

12.	TYPE OF REPORTING PERSON:

	OO

CUSIP No.	46579N

1.	NAMES OF REPORTING PERSONS Goldamere Holdings SRL

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) N/A
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Barbados

	5.	SOLE VOTING POWER:

NUMBER OF		41,689,603

SHARES	6.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		41,689,603

WITH:	8.	SHARED DISPOSITIVE POWER:

		0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	41,689,603

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:

	N/A

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

	6.4%

12.	TYPE OF REPORTING PERSON:

	OO

Pursuant to Rule 13d-2(b) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned are hereby amending their Schedule 13G Statement dated December 31, 2009 (the “Schedule 13G”) to reflect certain matters pertaining to Ivanhoe Mines Ltd. (“Ivanhoe”) shares. Capitalized terms used herein have the meanings ascribed to them in the Schedule 13G.
Item 1
No changes.
Item 2
(a) No changes.
(b) Address or Principal Business Office or, if none, Residence:
     The address of the principal business office of Mr. Friedland is 150 Beach Road #25-03 The Gateway West, Singapore 189720.
     The address of the principal business office of Newstar Holdings SRL (“Newstar Holdings”), Australian Bulk Minerals SRL (“ABM”), Goldamere Holdings SRL (“Goldamere”) and Newstar Securities SRL (“Newstar Securities”) is Berne Building, Suite 1, The Courtyard, Hastings, Christ Church, Barbados 14038.
(c) Citizenship:
     (i) Robert Martin Friedland — American and Canadian
     (ii) Newstar Holdings — Barbados
     (iii) Newstar Securities — Barbados
     (iv) ABM — Barbados
     (v) Goldamere — Barbados
(d) Title of Class of Securities:
No changes.
(e) CUSIP Number:
No changes.
Item 3
No changes.

Item 4. Ownership
All ownership percentages and amounts reported herein reflect the beneficial ownership of Robert Martin Friedland, Newstar Holdings, Newstar Securities, ABM and Goldamere as of February 11, 2011.
(a) Amount Beneficially Owned:
     Goldamere directly beneficially owns an aggregate of 41,689,603 common shares of Ivanhoe (“Shares”). ABM may be deemed to beneficially own an aggregate of 41,689,603 Shares as a result of its voting and dispositive power over 41,689,603 Shares beneficially owned by Goldamere, its wholly-owned subsidiary. Newstar Securities may be deemed to beneficially own an aggregate of 78,578,318 Shares as a result of its voting and dispositive power over 41,689,603 Shares beneficially owned by ABM, its wholly owned subsidiary, in addition to the 36,888,715 Shares owned directly by it. Newstar Holdings may be deemed to beneficially own an aggregate of 78,578,318 Shares as a result of its owning all of the stock of Newstar Securities. Mr. Friedland may be deemed to beneficially own an aggregate of 101,360,739 Shares as a result of his voting and dispositive power over 78,578,318 Shares beneficially owned by Newstar Holdings, his wholly-owned subsidiary in addition to the 22,782,421 Shares owned directly by him, none of which are stock options exercisable into Shares in the next 60 days.
(b) Percent of class:
     Mr. Friedland may be deemed to beneficially own approximately 15.5% of the Shares. Newstar Holdings and Newstar Securities may be deemed to beneficially own approximately 12.0% of the Shares. ABM and Goldamere may be deemed to beneficially own approximately 6.4% of the Shares.
(c) Number of shares as to which such person has sole and shared power to direct the vote and sole and shared power to direct the disposition of:
     Goldamere may be deemed to have sole power to direct the voting and disposition of the 41,689,603 Shares it beneficially owns. ABM may be deemed to have sole power to direct the voting and disposition of the 41,689,603 Shares beneficially owned by Goldamere, its wholly-owned subsidiary. Newstar Securities may be deemed to have sole power to direct the voting and disposition of the 41,689,603 Shares beneficially owned by ABM, its wholly owned subsidiary, in addition to the 36,888,715 Shares owned directly by it. Newstar Holdings may be deemed to have sole power to direct the voting and disposition of the 78,578,318 Shares beneficially owned by Newstar Securities, its wholly-owned subsidiary. Mr. Friedland may be deemed to have sole power to direct the voting and disposition of the 101,360,739 Shares beneficially owned by Newstar Holdings, his wholly-owned company, in addition to the 22,782,421 Shares owned directly by him.

Item 5.
No changes.
Item 6.
No changes.
Item 7.
No changes.
Item 8.
No changes.
Item 9.
No changes.
Item 10.
No changes.
Signature.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated as of February 11, 2011

/s/ Robert Martin Friedland
Robert Martin Friedland

NEWSTAR HOLDINGS SRL
By:	/s/ Robert Martin Friedland
Robert Martin Friedland
President

NEWSTAR SECURITIES SRL
By:	/s/ Robert Martin Friedland
Robert Martin Friedland
President

AUSTRALIAN BULK MINERALS SRL
By:	/s/ Robert Martin Friedland
Robert Martin Friedland
President

GOLDAMERE HOLDINGS SRL
By:	/s/ Robert Martin Friedland
Robert Martin Friedland
President